UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2018

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated December 12, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: December 12, 2018	By:	/s/ David Schilansky
		Name:	David Schilansky
		Title:	Deputy Chief Executive Officer

Exhibit 99.1

DBV Technologies Highlights Data Supporting Induction of Immunotolerance Through the Skin at Inflammatory Skin Disease Summit 2018

First-of-its-kind study evaluated immune profile of healthy human skin in different body sites

Findings support application of epicutaneous immunotherapy (EPIT) to inter-scapular region of peanut-allergic patients for greater allergen exposure

DBV Technologies (Euronext: DBV – ISIN: FR0010417345 – Nasdaq Stock Market: DBVT), a clinical-stage biopharmaceutical company, today announced that an oral abstract evaluating differences in the immune profile of healthy human skin across different body areas was presented by Dr. Ester Del Duca, Icahn School of Medicine at Mount Sinai, at the 3rd Inflammatory Skin Disease Summit (ISDS) in Vienna, Austria, December 12-15, 2018.

The study results have important implications for treating immunological disorders, such as food allergies, with epicutaneous immunotherapy (EPIT). For food allergies, EPIT is designed to target specific skin immune cells in order to desensitize patients to allergens. In the study presented, of the four body sites studied, the upper back region showed the highest up-regulation of Th2/Th17 pathway genes and regulatory T cells, which are important targets for preventing allergic reactions. The findings support the use of the Company’s investigational Viaskin Peanut treatment for peanut allergy at the inter-scapular region of the upper back due to the local immune profile of the skin.

“We are proud to support leading research that helps characterize the significant potential of the skin as the largest immune organ and contributes to our growing understanding of how to best treat food allergies and other immunological diseases,” said Dr. Hugh Sampson, Chief Scientific Officer of DBV Technologies and Kurt Hirschhorn Professor of Pediatrics at the Icahn School of Medicine at Mount Sinai. “The data presented at ISDS 2018 suggest that the specific immune environment of the skin on the back has the greatest potential to induce immunotolerance in patients with food allergies compared with other areas of the body explored in this study. Such data help ensure that novel treatments are optimized in the real-world and further support the therapeutic benefit that children with peanut allergy may receive from treatment with Viaskin Peanut, which is applied directly to the upper back.”

In an oral presentation entitled, “Major Differences in Expression of Inflammatory Products in Skin from Different Body Sites of Healthy Individuals” (#A67), Dr. Ester Del Duca, from the laboratory of Dr. Emma Guttman at Icahn School of Medicine at Mount Sinai, New York, NY, presented findings showing significant differences in the distribution of cell types and immune profile of the skin across different body areas from healthy individuals. Out of the four locations studied – inner upper arm, upper back, outer upper thigh and lower abdomen – the upper back region showed the highest up-regulation of Th2/Th17 pathway genes and regulatory T cells, important targets for preventing an allergic reaction. The back also had the highest number of dendritic cells and Langerhans cells, as well as the lowest expression of negative immune regulators, which together can support better immune recognition of antigens when treated with EPIT.

In October 2018, DBV Technologies submitted a Biologics License Application to the U.S. Food and Drug Administration for Viaskin Peanut for the treatment of peanut allergy in children four to 11 years of age. Viaskin Peanut is the Company’s lead product candidate, which is based on epicutaneous immunotherapy (EPIT), a proprietary technology platform that delivers biologically active compounds to the immune system through the skin. Viaskin Peanut previously received Breakthrough and Fast Track Designation from the FDA. The submission was supported by a global development in children four to 11 years of age, in which treatment with Viaskin Peanut 250 µg was observed to demonstrate a significant desensitization to peanut as compared to placebo.

About DBV Technologies

DBV Technologies is developing Viaskin®, a proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPIT®, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of self-administered and non-invasive product candidates, the Company is dedicated to safely transforming the care of food allergic patients, for whom there are no approved treatments. DBV’s food allergies programs include ongoing clinical trials of Viaskin Peanut and Viaskin Milk, and preclinical development of Viaskin Egg. DBV is also pursuing a human proof-of-concept clinical study of Viaskin Milk for the treatment of Eosinophilic Esophagitis, and exploring potential applications of its platform in vaccines and other immune diseases. DBV Technologies has global headquarters in Montrouge, France and New York, NY. The Company’s ordinary shares are traded on segment A of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and the Company’s ADSs (each representing one-half of one ordinary share) are traded on the Nasdaq Global Select Market (Ticker: DBVT).

Forward Looking Statements

This press release may contain forward-looking statements and estimates, including statements regarding the potential of Viaskin Peanut as a treatment for peanut allergic children. These forward-looking statements and estimates are not promises or guarantees and involve substantial risks and uncertainties. At this stage, the products of the Company have not been authorized for sale in any country. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, the risk that results of historical clinical trials will not be replicated in future clinical trials and the risk that historical clinical results in one patient population may not be predictive of future clinical trial results in different patient populations. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers, the Company’s Securities and Exchange Commission filings and reports, including in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 and future filings and reports by the Company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof. Other than as required by applicable law, DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release.

DBV Investor Relations Contact

Sara Blum Sherman

Senior Director, Investor Relations & Strategy

+1 212-271-0740

sara.sherman@dbv-technologies.com

DBV Media Contact

Joe Becker

VP, Global Corporate Communications

+1 646-650-3912

joseph.becker@dbv-technologies.com